VIA EDGAR SUBMISSION

Ms. Cheryl Brown and Mr. Daniel Morris
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

August 13, 2024

Re:	Piedmont Lithium Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 29, 2024
File No. 001-38427

Dear Mr. Coleman, Ms. Guobadia and Mr. Hiller,

Please find our response to the comments set forth in a letter dated July 16, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Annual Report on Form 10-K.  References to the “Company,” “Piedmont,” “we,” “us” and “our” in this letter refer to Piedmont Lithium Inc., unless otherwise indicated.

For your convenience, we have restated below in bold the comment from the Letter and supplied our response immediately thereafter.

Form 10-K for the Fiscal Year ended December 31, 2023

Properties, page 32

1.
Please expand your discussion of the Carolina Lithium mineral reserve to include the associated commodity price as required by Item 1304 (d)(1) of Regulation S-K.  Please also provide the commodity price and point of reference along with the summary resource and summary reserve tables as required by Item 1303(b)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment regarding the summary tables and will comply with this comment in its future filings, beginning with the 2024 Form 10-K, by presenting the associated commodity price and point of reference with the summary resource and summary reserve tables in substantially the following form:

Summary Resources Table

The following table provides a summary of our mineral resources, exclusive of reserves as of December 31, 2023.  Where applicable, the amounts represent our attributable portion based on ownership percentages previously noted.  The relevant technical information supporting mineral resources for each material property is included in the “Material Individual Properties” section below.  Relevant technical information supporting mineral resources for our non-material properties is included under the “Authier” and “Ewoyaa” sections below and in the technical report summaries attached as Exhibits 96.4 and 96.2 to this Annual Report.

	Measured Mineral Resources		Indicated Mineral Resources		Measured and Indicated Mineral Resources		Inferred Mineral Resources
(amounts in millions of metric tons)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
Lithium - Hard Rock:
North America
Carolina Lithium (1)	—	—	9.96	1.14%	9.96	1.14%	15.93	1.02%
NAL (2)	0.24	1.00%	2.22	1.15%	2.47	1.14%	11.22	1.23%
Authier (2)	0.08	0.80%	1.08	0.98%	1.16	0.97%	2.16	0.98%
West Africa
Ewoyaa (3)	—	—	0.21	1.09%	0.21	1.09%	0.17	1.07%

(1)	Lithium resources at Carolina Lithium at an effective date of October 20, 2021 were estimated at a spodumene concentrate price of $1,893 per metric ton.
(2)
As of December 31, 2023, we owned 34% of NAL and Authier through ownership in Sayona Mining and our Sayona Quebec joint venture (see “Item 2 Properties—Equity Method Investment Projects”). We are therefore reporting 34% of NAL and Authier’s mineral resources. Lithium resources at NAL at an effective date of December 31, 2022 were estimated at a spodumene concentrate price of $1,273 per metric ton and lithium resources at Authier at effective date of October 6, 2021 were estimated at a spodumene concentrate price of $977 per metric ton.

(3)
As of December 31, 2023, we owned 9% of Ewoyaa through our ownership in Atlantic Lithium. We are therefore reporting 9% of Ewoyaa’s mineral resources. Lithium resources at Ewoyaa at effective date of January 2023 were estimated at a spodumene concentrate price of $1,587 per metric ton.

Summary Reserves Table

The following table provides a summary of our mineral reserves as of December 31, 2023.  Where applicable, the amounts represent our attributable portion based on ownership percentages previously noted.  The relevant technical information supporting mineral reserves for each material property is included in the “Material Individual Properties” section below.  Relevant technical information supporting mineral reserves for our non-material properties is included under the “Authier” and “Ewoyaa” sections below and in the technical report summaries attached as Exhibits 96.4 and 96.2 to this Annual Report.

	Proven Mineral Reserves		Probable Mineral Reserves		Total Mineral Reserves
(amounts in millions of metric tons)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)	Amount	Grade (Li2O%)
Lithium - Hard Rock:
North America
Carolina Lithium (1)	—	—	18.26	1.10%	18.26	1.10%
NAL (2)	0.11	1.43%	6.88	1.08%	7.00	1.09%
Authier (2)	2.11	0.93%	1.73	1.00%	3.84	0.96%
West Africa
Ewoyaa (3)	—	—	2.30	1.22%	2.30	1.22%

(1)	Lithium reserves at Carolina Lithium at an effective date of December 31, 2021 were estimated at a spodumene concentrate price of $1,893 per metric ton.
(2)
As of December 31, 2023, we owned 34% of NAL and Authier through our ownership in Sayona Mining and Sayona Quebec joint venture (see “Item 2 Properties—Equity Method Investment Projects”). We are therefore reporting 34% of NAL and Authier’s mineral reserves. Lithium reserves at NAL at an effective date of December 31, 2023 were estimated at a spodumene concentrate price of $1,352 per metric ton and lithium reserves at Authier at an effective date of December 31, 2023 were estimated at a transfer price of C$120 per metric ton for run-of-mine ore between the Authier Project and NAL.

(3)
As of December 31, 2023, we owned 9% of Ewoyaa through our ownership in Atlantic Lithium. We are therefore reporting 9% of Ewoyaa’s mineral reserves.  Lithium reserves at Ewoyaa at effective date of June 16, 2023 were estimated at a spodumene concentrate price of $1,587 per metric ton.

Additionally, the Company acknowledges the Staff’s comment regarding Carolina Lithium’s reserves table and will comply with this comment in future Form 10-K filings, beginning with the 2024 Form 10-K, by presenting the associated commodity price and point of reference with the mineral reserve table for Carolina Lithium in substantially the following form:

Carolina Lithium – Estimate of Mineral Reserves Effective as of December 31, 2021 (undiluted)

Mineral Reserves Category	Ore (MT)(1)	Grade (Li2O%)	Li2O (metric tons)(2)	LCE (metric tons)	Cut-Off Grade (% Li2O)	Metallurgical Recovery Concentrator (%)(3)
Proven	—	—	—	—	0.4	77
Probable	18.26	1.10	200,000	495,000

(1)
Reserves are expressed as tonnages effectively delivered to a run-of-mine pad, prior to the application of losses and recovery factors (i.e., metallurgical recovery as expressed above) incurred during concentration and conversion.  Pricing to support mineral reserve economics is based upon the sale of lithium hydroxide, after the processing of run-of-mine reserves in the Company’s planned spodumene concentrator and lithium hydroxide conversion facilities.  Mineral reserves estimated exclusive of the mineral resources.

(2)	Based on long-term pricing of $1,893 per metric ton of spodumene concentrate.
(3)	Metallurgical recovery of 77 percent for lithium ore is associated with the production of a 6-percent spodumene concentrate.

Consolidated Statements of Operations, page F-5

2.
We understand from your disclosure on page F-21 that your cost of sales and gross profit measures may not include depreciation.  We generally believe these measures would need to reflect depreciation and amortization that is attributable to cost of sales in accordance with GAAP.  The attributable portion should be included in your cost of sales measure or be presented separately and above your measure of gross  profit, in which case you should also adhere to the labeling conventions described in SAB Topic 11:B.

Please also modify your discussion and analysis of the corresponding measures on page 66 to reflect the composition of the measures and to address any material effects of changes in depreciation and amortization on costs of sales.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that all revenue is generated through the re-sale of spodumene concentrate from our offtake agreement with Sayona Quebec. Due to the nature of our current operations, which do not yet involve the mining or manufacturing of the product we sell, we have no depreciable assets related to the spodumene concentrate we sell. As described in Note 8—Property, Plant and Mine Development in our consolidated financial statements in our 2024 Form 10-K, depletion of mining interests and mine development assets does not commence until the assets are placed in service. The vast majority of our property, plant and mine development assets as of December 31, 2023 consisted of mining interests and mine development costs associated with Carolina Lithium and construction in process associated with Tennessee Lithium, none of which were placed in service as of December 31, 2023. As such, we have not recorded depletion expense for any of our mining interests or mine development assets as of December 31, 2023. For the year ended December 31, 2023, the Company recognized $241,000 in total depreciation expense, which was recorded to selling, general and administrative expense as all depreciable assets related to corporate assets associated with facilities, equipment, and leasehold improvements.

Note 8 - Property, Plant and Mine Development, page F-20

3.
We note that you have disclosed various acquisitions without describing the terms governing these transactions or the accounting applied.  For example, on page 35 you refer to an acquisition and earn-in agreement to purchase or earn interests in claims, on page 62 you indicate that you purchased a 132-acre disposal facility, and on page F-24 you indicate that you acquired an investment as part of a spin-out, without such details.

Please disclose the material terms of arrangements under which these and other acquisitions occurred, such as the dates of the transactions, duration of any options, earn-in periods, any unresolved or open provisions, the amounts and forms of consideration, milestones or incremental investments required, methodology applied in valuing non-cash components, and any material contingencies or uncertainties.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it believes it has disclosed the material terms of such arrangements and related contingencies and uncertainties.

The acquisition and earn-in agreement referred to page 35 refers to an agreement between North American Lithium (NAL) and Jourdan Resources, Inc, pursuant to which NAL acquired 20 claims in November of 2022 and has the ability to acquire 51% of an additional 28 claims.  Because the Company had only an approximate 34% indirect interest in NAL, its potential indirect interest in the Jourdan claims is not material to the Company as a whole.

With respect to the 132-acre disposal facility, this acquisition is complete, is not material to the Company as a whole, involves no further options, earn-ins, milestones or contingencies, except to the extent the usefulness of this facility depends on the Tennessee Project as a whole, which risks the Company believes are adequately disclosed in its 2024 Form 10-K.

With respect to the spin-out referred to on page F-24, Atlantic Lithium Limited (“Atlantic Lithium”) conducted a pro rata spin-off of shares in Ricca Resources Limited shares to all of Atlantic Lithium’s shareholders in December of 2021.  The Company, by virtue of its ownership in Atlantic Lithium, received shares in Ricca Resources Limited in proportion to its ownership and without the payment of any consideration and without the Company taking any action.  We estimated the value of such shares at approximately $484,000 as of December 31, 2023, as disclosed in Note 10—Other Assets and Liabilities to our financial statements.  The Company believes that its disclosure in Note 10, in light of the Company’s overall financial position, is sufficient for an understanding of the nature and value of such equity securities.

Based on the foregoing, the Company respectfully submits that disclosure of additional details with respect to the arrangements referred to above does not require additional footnote disclosure under GAAP because it is not material to an understanding of the financial statements.

Exhibits

96.3, page 78

4.
We note that the North American Lithium DFS technical report includes a cash flow analysis covering the life-of-mine, having differing assumptions regarding pricing through 2026 and after year 2026, where 50% of sales through 2026 would be based on contractual pricing and no sales beyond that year would be based on contractual pricing.

Please explain to us the rational for the change in assumptions and how the assumptions through 2026 and beyond 2026 correlate with the terms of the contractual arrangements that are in place for sales of production.  If these assumptions are not consistent with the contractual arrangements also explain to us how the assessment of economic viability for the mineral reserves would change when using the contractual pricing, and provide the analysis that you performed in formulating your view.

Also address the guidance in Item 601(b)(96)(iii)(B)(19) of Regulation S-K, concerning the economic analyses in the technical report summary, which would generally require a cash flow analysis having line items for annual production, price, and revenue.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the assumptions in the DFS cash flow analysis change after 2026 to illustrate project economics should a conversion facility be completed on site, with the assumption that concentrate will not be delivered to Piedmont, but instead entirely to the conversion facility beginning in 2027, at market prices.

As Piedmont believes that our offtake agreement and its commercial terms would survive the construction of a conversion facility, whereby Piedmont would still have the right to purchase spodumene concentrate at a ceiling price of $900 per metric ton on an SC-6 basis; however, with the obligation to then deliver (sell) this concentrate to the conversion facility at market prices, the DFS cash flow analysis assumptions do run counter to the provisions of the offtake agreement.

The DFS cash flow analysis is most representative of a scenario where Piedmont and Sayona Quebec reach a commercial agreement to renegotiate the ownership structure of Sayona Quebec, whereby Piedmont contributes the value of our offtake agreement potentially in exchange for a larger stake in the Sayona Quebec joint venture.  In such scenario, no spodumene concentrate would be delivered to Piedmont before being delivered to the conversion facility.

To the extent such scenario does not come to fruition, and our offtake agreement is enforced on a life-of-mine basis, the economic viability for the mineral reserves would not change, as evidenced by the following economic analysis:

Calendar Year				2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Summary of Key Production & Financial Metrics	Millions	Total	US$
			0.75

Net Revenue	C$ mil	6,147	4,610	-	-	553	918	402	343	343	270	262	252	244	235	223	261	221	221	221	262	221	262	222	209

Net Revenue per Ton	CAD$ / ton of Spodumene			-	-	3,686	3,826	1,913	1,635	1,633	1,503	1,453	1,402	1,354	1,306	1,241	1,245	1,230	1,230	1,230	1,246	1,230	1,246	1,231	1,224
Net Revenue per Ton	USD$ / ton of Spodumene			-	-	2,765	2,869	1,434	1,226	1,225	1,127	1,090	1,052	1,016	979	931	934	923	923	923	935	923	935	923	918

Sales	ton of Spodumene	3,800,781		-	-	150,000	240,000	210,000	210,000	210,000	180,000	180,000	180,000	180,000	180,000	180,000	210,000	180,000	180,000	180,000	210,000	180,000	210,000	180,000	170,781

Operating Costs	C$ mil	3,935	2,951	-	-	138	185	221	234	229	195	219	217	214	186	195	229	185	193	184	195	177	194	169	177

Gross Profit - Ebitda	C$ mil	2,212	1,659	-	-	415	733	181	109	114	76	43	36	30	49	29	33	36	28	38	67	44	68	53	32

Gross Profit Margin	%	36%	36%	-	-	75%	80%	45%	32%	33%	28%	16%	14%	12%	21%	13%	13%	16%	13%	17%	26%	20%	26%	24%	15%

Depreciation	C$ mil	372	279	-	-	18	34	36	33	36	37	30	24	20	16	14	13	12	10	9	8	7	6	5	4

EBIT	C$ mil	1,841	1,381	-	-	397	699	145	76	78	38	13	12	10	33	14	20	24	18	29	59	38	62	47	28

Interest Expense	C$ mil	6	4	-	-	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Mine Closure Cost	C$ mil	35	26	-	-	17	9	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

EBT	C$ mil	1,800	1,350	-	-	379	690	136	76	78	38	13	11	10	32	14	20	24	18	29	59	37	61	47	28

Income Tax	C$ mil	559	419	-	-	106	189	96	21	17	13	5	3	4	6	7	6	6	6	9	13	14	15	15	8

Net Income	C$ mil	1,241	931	-	-	274	501	40	55	61	26	8	8	6	26	7	13	18	11	20	46	23	47	32	19

Cash Flow (USD, millions)
Ebitda		2,212	1,659			415	733	181	109	114	76	43	36	30	49	29	33	36	28	38	67	44	68	53	32
Working Capital changes		(1)	(1)			(31)	(1)	12	1	8	(18)	8	2	1	(9)	(3)	28	(4)	4	(10)	6	(7)	2	(5)	14
Capex		(352)	(264)			(84)	(64)	(40)	(12)	(76)	(10)	(0)	(10)	(3)	(8)	(7)	(8)	(11)	(0)	(4)	(5)	(3)	(5)	(0)	-
Pre-Tax Cash Flow		1,859	1,394			300	667	152	98	45	48	51	28	29	32	19	52	21	32	24	68	34	65	47	46
Cash Taxes		(561)	(421)			(106)	(189)	(96)	(21)	(17)	(13)	(5)	(4)	(4)	(6)	(7)	(6)	(6)	(6)	(9)	(13)	(14)	(15)	(15)	(8)
Post-Tax Cash Flow		1,298	974			194	479	56	77	28	35	45	24	24	26	12	46	16	26	15	55	20	50	32	38

Additionally, the Company acknowledges the Staff’s comment regarding the guidance in Item 601(b)(96)(iii)(B)(19) of Regulation S-K and will comply with this comment in future Form 10-K filings, beginning with the 2024 Form 10-K, by including additional line items in the cash flow analysis of the North American Lithium DFS technical report summary, in substantially the form as seen above.

Sincerely,

/s/ Bruce Czachor
Bruce Czachor
Executive Vice President and Chief Legal Officer and Secretary

Via E-mail:
cc:	Michael White, Executive Vice President and Chief Financial Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP